Mail Stop 6010


	January 25, 2006


Jack A. Pacheco
Vice President and Chief Financial Officer
SMART Modular Technologies (WWH), Inc.
4211 Starboard Drive
Fremont, CA 94538

Re:	SMART Modular Technologies (WWH), Inc.
Response letter dated January 24, 2006 to
Comment Letter dated January 20, 2006
	Registration No. 333-129134

Dear Mr. Pacheco:

      We have reviewed your response and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Certain Relationships and Related Party Transactions, page 75

1. We note your response to prior comment 2. Please disclose the provisions of the Shareholders` Agreement with respect to the number of directors that each of Texas Pacific Group, Francisco Partners and
Shah Capital Partners are entitled to nominate and the ownership percentage that each such shareholder must maintain in order to preserve those nomination rights, and that the shareholders that are a party to the Shareholders` Agreement are collectively entitled to nominate your chief executive officer.

2. Please refer to prior comment 3. It appears from your response that your principal shareholders indirectly share beneficial ownership as a result of the provisions in Section 4.02 of the shareholders agreement. Please tell us how you calculated beneficial ownership for purposes of your principal and selling shareholders table on page 72 in accordance with Exchange Act Rule 13d-3.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact David Burton at (202) 551-3626 or Michele Gohlke, Branch Chief, at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters.
Please contact Tim Buchmiller at (202) 551-3635 or me at (202)
551-
3602 with any other questions.

	Sincerely,



	Thomas A. Jones
	Senior Attorney


cc (via fax):  Alan F. Denenberg, Esq.
	Michael Nordtvedt, Esq.
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Jack A. Pacheco
SMART Modular Technologies (WWH), Inc.
January 25, 2006
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